February 12, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attn: Dale Welcome, Staff Accountant
Jean Yu, Staff Accountant

Re: Hillman Solutions Corp.
Form 10-K for the Fiscal Year Ended December 30, 2023
Filed February 22, 2024
Form 8-K Filed November 5, 2024
File No. 001-39609

Ladies and Gentlemen:

Hillman Solutions Corp. (the “Company”) hereby acknowledges receipt of the comment letter, dated February 12, 2025, from the staff of the Securities and Exchange Commission (the “Commission”) concerning the Company’s Form 8-K Filed November 5, 2024 (the “Form 8-K”) and hereby submits this letter in response. The Staff’s comments are reprinted below and are followed by the Company’s responses.

Form 8-K filed November 5, 2024
Exhibit 99.1
Non-GAAP Financial Measures, page 8

1.We note your response to prior comment 1, however, we do not consider the adjustment for the customer bankruptcy reserve to be appropriate due to its nature and how it relates to your revenue generating activities. As previously requested, please remove the adjustment to comply with guidance outlined in Question 100.01 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non- GAAP Financial Measures.

Response: The Company acknowledges the Staff’s comment and confirms that in future filings with the Commission it will remove the customer bankruptcy reserve from its Adjusted EBITDA Calculation.

If you have any questions or additional comments concerning the foregoing, please contact me at (513) 851-4900.

Sincerely,

/s/ Robert O. Kraft
Robert O. Kraft
Chief Financial Officer
Hillman Solutions Corp.